TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. — SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Thomas J. Schramkowski	Direct Dial: 404-885-3386
tom.schramkowski@troutmansanders.com	Direct Fax: 404-962-6782

June 22, 2005

VIA EDGAR AND UNITED PARCEL SERVICE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eduardo Aleman
Staff Attorney

Re:	Further SEC Comments to AGCO Corporation Form S-4, Filed May 26, 2005,
File No. 333-125255, and Schedule TO-I, Filed May 26, 2005,
File No. 005-43776

Dear Mr. Aleman:

     The following are the responses of AGCO Corporation to the further comments of the Staff of the United States Securities and Exchange Commission on AGCO’s Form S-4 and Schedule TO-I, each filed on May 26, 2005, as such comments were transmitted to AGCO in a letter from the Staff dated June 21, 2005. We are submitting this letter on behalf of AGCO, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to AGCO.

     In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROUTMAN SANDERS LLP
     ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 22, 2005

SCHEDULE TO-I

Item 6. Purposes of the Transaction and Plans or Proposals

Comment No. 1:

We reissue comment 3. The sections of your prospectus incorporated by reference into this item of the Schedule TO do not appear to be responsive to the requirements of Schedule TO and item 1006(c) of Regulation M-A. Note that where an answer to an Item on Schedule TO is negative or the Item is inapplicable, you must so state in your response to Schedule TO. See Instruction E to Schedule TO.

Response:

We will amend Item 6(c) of our Schedule TO with a separate response for each of the subsections (1) — (10) therein. Our response will be “none” for all such subsections other than (3). We will include the following for subsection (3):

“We do not expect our plans to complete the exchange offer to have a material effect on our capitalization; however, our obligations under the New Securities to pay a portion of the conversion price in cash rather than in shares of our common stock will reduce the number of shares that we are required to issue upon any conversion of the New Securities.”

FORM S-4

Fee Table

Comment No. 2:

Please refer to prior comment 6. Please revise footnote (2) to the fee table to track the language of Rule 416.

Response:

We will replace footnote number 2 with the following language: “Represents an estimate of the maximum number of shares of common stock issuable upon conversion of the notes registered hereby at a conversion rate of 58.5823 shares per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act, the number of shares

TROUTMAN SANDERS LLP
     ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 22, 2005

registered hereby shall be deemed to include any additional shares of our common stock issued or issuable upon conversion of the notes registered hereby resulting from the split of, or the stock dividend on, such registered shares.”

Comment No. 3:

Revise the legends on the cover page to eliminate references to the fact that the information is not complete. See Item I.E.2 in the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001), which is available on our web site at www.sec.gov.

Response:

We will revise the legend at the top of the cover page of our prospectus to eliminate references to the fact that the information contained therein is not complete and replace it with the following:

“The information in this prospectus may change. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.”

The Exchange Offer, page 2

Comment No. 4:

We note your response to comment 9. Please include the disclosure in the summary description of the exchange offer.

Response:

We will amend the section “Summary—The Exchange Offer” in our prospectus to include the disclosure discussed in our response to prior comment 9.

TROUTMAN SANDERS LLP
     ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 22, 2005

United States Tax Consequences, page 51

Comment No. 5:

Please refer to prior comment 18. Please discuss the material tax consequences of the exchange to U.S. holders who acquired their Old Notes subsequent to their original issuance.

Response:

We will amend the section “United States Federal Tax Considerations” in our prospectus to discuss the material tax consequences of the exchange to U.S. holders who acquired their Old Notes subsequent to their original issuance.

Comment No. 6:

Please refer to prior comment 19. Please revise to address whether the New Securities should be treated as “contingent payment debt instruments” under the Treasury Regulations and the basis for your determination.

Response:

We will amend the section “United States Federal Tax Considerations” in our prospectus to address whether the New Securities should be treated as “contingent payment debt instruments” under the Treasury Regulations and the basis for our determination.

Comment No. 7:

Please revise your disclosure, here and in the Summary, to specifically identify Troutman Sanders as tax counsel and state that the tax consequences discussion is based on counsel’s opinion. Also clearly identify the specific tax consequences upon which Troutman Sanders has opined.

Response:

We will amend the sections “Summary—The Exchange Offer” and “United States Federal Tax Considerations” in our prospectus to specifically identify Troutman Sanders LLP as our tax counsel, to state that the tax consequences discussion is based on such counsel’s opinion and to clearly identify the specific tax consequences upon which such counsel has opined.

TROUTMAN SANDERS LLP
     ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 22, 2005

Comment No. 8:

Please refer to prior comment 23. Please clarify that you sought an opinion of counsel regarding whether the exchange will constitute a significant modification. If counsel is unable to provide such an opinion, then clearly state that counsel is unable to opine and why it is not able to opine. Also, discuss the possible outcomes and risks to investors of the tax consequence.

Response:

We will amend the section “United States Federal Tax Considerations” in our prospectus to clarify that we sought an opinion of counsel regarding whether the exchange will constitute a significant modification, to explain why our counsel is unable to provide such an opinion and to discuss the possible outcomes and risks to investors of the tax consequences of the exchange offer.

Comment No. 9:

If doubt exists as to the tax consequences, counsel may clarify, through use of the word “should,” for example, that the opinion is subject to a degree of uncertainty. The disclosure should explain the degree of uncertainty in the opinion and provide disclosure setting forth the risks to investors.

Response:

We note the Staff’s comment, and to the extent our counsel employs the word “should” or words of like import in its opinion in referring to the tax consequences of the exchange offer, we will amend the section “United States Federal Tax Considerations” in our prospectus to explain counsel’s degree of uncertainty on the topic and the risks to investors of uncertainty in the tax consequences.

Exhibits

Comment No. 10:

We note your response to comment 7. Please revise the first page of each of exhibits 99.2, 99.3 and 99.4 to restate the expiration date as Thursday, June 23.

TROUTMAN SANDERS LLP
     ATTORNEYS AT LAW

United States Securities and Exchange Commission
June 22, 2005

Response:

We will amend our Exhibits 99.2, 99.3 and 99.4 to our Form S-4 to reflect the correct day of the week upon which expiration occurs.

* * * * *

     We appreciate the assistance the Staff has provided with its further comments on AGCO’s Form S-4 and Schedule TO. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3386.

Very truly yours,

/s/ Thomas J. Schramkowski

Thomas J. Schramkowski

cc:	Thomas Jones, Senior Attorney
Stephen D. Lupton, Senior Vice President-Corporate Development and General Counsel
Andrew H. Beck, Senior Vice President and Chief Financial Officer
Lara Long, Director of Corporate Financial Reporting and Compliance
W. Brinkley Dickerson, Troutman Sanders LLP
M. Hill Jeffries, Alston & Bird LLP